From:	edward_c_delk@vanguard.com
Sent:	Friday, May 23, 2008 1:07 PM
To:	Sandoe, Christian T.
Subject:	Request to Push 2:00 Call to 3:00

Can we speak at 3 instead?

Edward C. Delk
Principal, Legal Department
The Vanguard Group, Inc.
Telephone: 610-669-6893
Fax: 610-669-6600
Mobile: 610-755-2879
Email: edward_c_delk@vanguard.com
Regular mail: P.O. Box 2600, V26, Valley Forge, PA 19482-1103 Overnight mail: 400 Devon
Park Drive, Wayne, PA 19087